UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 24 )*

SPDR INDEX SHARES FUNDS

(Name of Issuer)

Exchange Traded Fund

(Title of Class of Securities)

78463X756

(CUSIP Number)

Matthew Flynn,  CalPERS  400 Q ST  SACRAMENTO,  California  95811  Phone : 916-795-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 02, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6586812

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
As of 1/29/14, 6,586,812 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.17%

14	TYPE OF REPORTING PERSON
N/A

Item 1.	Security and Issuer

SPDR INDEX SHS FDS State Street Global Advisors (SSgA) State Street Financial Center One Lincoln Street Boston, MA 02111

Item 2.	Identity and Background

(a)	California Public Employees Retirement System

(b)	400 Q St. Sacramento, CA 95811

(c)	Pension Fund

(d)	n/a

(e)	n/a

(f)	USA

Item 3.	Source and Amount of Funds or Other Consideration

Direct Investment as of 1/29/14 $284,286,805

Item 4.	Purpose of Transaction

Emerging markets small cap exposure

(a)
Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the purchase or sale of shares desirable, and routine portfolio rebalancing activities, the Reporting Person may endeavor to increase or decrease their position in the Issuer through, among other means, the purchase and sale of shares on the open market or by the simultaneous purchase or sale of underlying securities, on such terms and at such times as the Reporting Persons may deem advisable.

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	As of 01/29/14, 6,586,812 shares and 41.17%

(b)	As of 01/29/14, 6,586,812 shares

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
12/13/2013 12/16/2013 12/17/2013 12/18/2013 12/20/2013 12/27/2013 12/30/2013 12/31/2013 1/7/2014 1/8/2014 1/10/2014 1/13/2014 1/15/2014 1/16/2014 1/17/2014 1/21/2014 1/22/2014 1/28/2014	(15,216.00)
(16,000.00)
(7,305.00)
(50,600.00)
(18,255.00)
(15,495.00)
(31,660.00)
(30,900.00)
(2,187.00)
(400.00)
(41,573.00)
(65,500.00)
(51,322.00)
(9,387.00)
(15,184.00)
(3,822.00)
(20,721.00)
(34,904.00)
45.9899 46.2569 45.9934 46.321 45.0297 45.6477 46.0545 46.2869 45.5779 45.55 45.7819 45.7643 45.937 45.8555 45.5587 45.508 45.7942 43.9497

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

California Public Retirement System

January 30, 2014	By:	/s/ Matthew Flynn
Senior Portfolio Manager, Investment Servicing Division

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)